Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

( in thousands, except ratios)

	Year ended	Nine months ended	Year ended			Pro Forma Year ended (2)	Six months ended		Pro Forma Six months ended (2)
	March 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	June 30,	June 30,	June 30,
	1999	1999	2000	2001	2002	2002	2002	2003	2003

Fixed charges:
Interest expense	$—	$8,964	$12,280	$12,446	$11,469	$—	$6,177	$4,268	$—
Debt issuance cost amortization	—	768	1,756	1,511	1,141	1,436	646	376	636
Interest related to rental expense	396	1,299	1,689	1,218	1,224	1,224	676	797	797

Total fixed charges	396	11,031	15,725	15,175	13,834	2,660	7,499	5,441	1,433

Earnings:
Income (loss) before income taxes	62,292	(77,137)	262,071	(173,966)	(93,369)	(91,542)	(56,864)	(38,314)	(37,245)
Fixed charges	396	11,031	15,725	15,175	13,834	2,660	7,499	5,441	1,433

Total earnings (loss) for computation of ratio	$62,688	$(66,106)	$277,796	$(158,791)	$(79,535)	$(88,882)	$(49,365)	$(32,873)	$(35,812)

Ratio of earnings to fixed charges (1)	158.3	—	17.7	—	—	—	—	—	—

(1)                      The pre-tax loss from continuing operations for the  9 months ended December 1999, the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003 are not sufficient to cover fixed charges by a total of approximately $77.1 million for the 9 months ended December 1999; $174.0 million and $93.4 million for the years ended 2001 and 2002 respectively, $91.5 million for the pro forma year ended December 31, 2002; $56.9 million and $38.3 million for the six months ended June 30, 2002 and 2003, respectively, and $37.2 million for the pro forma six months ended June 30, 2003.  As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

(2)                      The pro forma ratio is included as the offering represents a refinancing and the historical ratio is affected by more than ten percent. In computing the pro forma ratio, the historical ratio was adjusted to include interest costs resulting from the issuance of the Zero Coupon Convertible Subordinated Notes and to eliminate interest costs relative to the previously issued debt, which was retired with the proceeds of the Zero Coupon Convertible Subordinated Notes.